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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549
                            ------------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             (Amendment No. ____)*

                            UUNET Technologies, Inc.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                            ------------------------
                         (Title of Class of Securities)

                                  918096 10 8
                                  -----------
                                  CUSIP Number


                             Richard Friedman, Esq.
                        Heller Ehrman White & McAuliffe
                             525 University Avenue
                          Palo Alto, California 94301
                                (415) 324-7000
                      -----------------------------------
                      (Name, address and telephone number
                        of person authorized to receive
                          notices and communications)

                                 April 29, 1996
                         -----------------------------
                         (Date of Event which requires
                           filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:        / /

Check the following box if a fee is being paid with this statement:          /x/

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See (Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment





                              (Page 1 of 47 pages)

CUSIP NO. 918096 10 8                    13D


containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              (Page 2 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1)       Name of Reporting Persons:  John W. Sidgmore
                   S.S. or I.R.S. Identification No. of above person

- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

           3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------

           4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
           5)       / /     Check if Disclosure of Legal Proceedings is
                            Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

           6)       Citizenship or Place of Organization:  USA
- ----------------------------------------------------------------------------

                 7)   Sole Voting Power

                      1,138,127 (See footnote 1 in Item 5)
                ------------------------------------------------------------
   Number
     of          8)   Shared Voting Power
   Shares
Beneficially          0
   Owned        ------------------------------------------------------------
    by
   Each          9)   Sole Dispositive Power
 Reporting
  Person              1,138,127 (See footnote 1 in Item 5)
   With         -------------------------------------------------------------

                 10)  Shared Dispositive Power

                      0
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  1,138,127
- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              3.52%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              IN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                              (Page 3 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1) Name of Reporting Persons: Richard L. Adams, Jr. S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

           3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------

           4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
           5)       / /     Check if Disclosure of Legal Proceedings is
                            Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

           6)       Citizenship or Place of Organization:  USA
- ----------------------------------------------------------------------------

                 7)   Sole Voting Power

                      4,703,375 (See footnote 1 in Item 5)
                ------------------------------------------------------------
   Number
     of          8)   Shared Voting Power
   Shares
Beneficially          0
   Owned        ------------------------------------------------------------
    by
   Each          9)   Sole Dispositive Power
 Reporting
  Person              4,703,375 (See footnote 1 in Item 5)
   With         ------------------------------------------------------------

                 10)  Shared Dispositive Power

                      0
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,703,375

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              14.58%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              IN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                              (Page 4 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1)       Name of Reporting Persons:  Daniel C. Lynch
                   S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------
          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  USA
- ----------------------------------------------------------------------------

                 7)   Sole Voting Power

                      67,490 (See footnote 1 in Item 5)
                ------------------------------------------------------------
   Number
     of          8)   Shared Voting Power
   Shares
Beneficially          0
   Owned        ------------------------------------------------------------
    by
   Each          9)   Sole Dispositive Power
 Reporting
  Person              67,490 (See footnote 1 in Item 5)
   With         ------------------------------------------------------------

                 10)  Shared Dispositive Power

                      0
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  67,490

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              less than 1%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              IN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                              (Page 5 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1)       Name of Reporting Persons:  Les B. Strauss
                   S.S. or I.R.S. Identification No. of above person

- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  USA
- ----------------------------------------------------------------------------

                 7)   Sole Voting Power

                      82,105 (See footnote 1 in Item 5)
                ------------------------------------------------------------
   Number
     of          8)   Shared Voting Power
   Shares
Beneficially          0
   Owned        ------------------------------------------------------------
    by
   Each          9)   Sole Dispositive Power
 Reporting
  Person              82,105 (See footnote 1 in Item 5)
   With         ------------------------------------------------------------

                 10)  Shared Dispositive Power

                      0
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  82,105

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              less than 1%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              IN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                              (Page 6 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1) Name of Reporting Persons: Microsoft Corporation S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  Washington
- ----------------------------------------------------------------------------

                 7)   Sole Voting Power

                      4,164,000 (See footnote 1 in Item 5)
                ------------------------------------------------------------
   Number
     of          8)   Shared Voting Power
   Shares
Beneficially          0
   Owned        ------------------------------------------------------------
    by
   Each          9)   Sole Dispositive Power
 Reporting
  Person              4,164,000 (See footnote 1 in Item 5)
   With         ------------------------------------------------------------

                 10)  Shared Dispositive Power

                      0
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  4,164,000
- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              12.91%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              CO
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                              (Page 7 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1)       Name of Reporting Persons:  Accel IV L.P.
                   S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  Delaware
- ----------------------------------------------------------------------------

                 7)   Sole Voting Power

                      2,958,403 (See footnote 1 in Item 5)
                ------------------------------------------------------------
   Number
     of          8)   Shared Voting Power
   Shares
Beneficially          0
   Owned        ------------------------------------------------------------
    by
   Each          9)   Sole Dispositive Power
 Reporting
  Person              2,958,403 (See footnote 1 in Item 5)
   With         ------------------------------------------------------------

                 10)  Shared Dispositive Power

                      0
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  2,958,403

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              9.17%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*
              PN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                              (Page 8 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1) Name of Reporting Persons: Accel IV Associates L.P. S.S. or I.R.S. Identification No. of above person

- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  Delaware
- ----------------------------------------------------------------------------

                 7)   Sole Voting Power

                      2,958,403 (See footnote 1 in Item 5)
                ------------------------------------------------------------
   Number
     of          8)   Shared Voting Power
   Shares
Beneficially          0
   Owned        ------------------------------------------------------------
    by
   Each          9)   Sole Dispositive Power
 Reporting
  Person              2,958,403 (See footnote 1 in Item 5)
   With         ------------------------------------------------------------

                 10)  Shared Dispositive Power

                      0
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  2,958,403

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              9.17%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              PN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                              (Page 9 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1) Name of Reporting Persons: Accel Keiretsu L.P. S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  Delaware
- ----------------------------------------------------------------------------

                 7)   Sole Voting Power

                      61,365
                ------------------------------------------------------------
   Number
     of          8)   Shared Voting Power
   Shares
Beneficially          0
   Owned        ------------------------------------------------------------
    by
   Each          9)   Sole Dispositive Power
 Reporting
  Person              61,365
   With         ------------------------------------------------------------

                 10)  Shared Dispositive Power

                      0
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  61,365

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              less than 1%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              PN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 10 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1) Name of Reporting Persons: Accel Investors '93 L.P. S.S. or I.R.S. Identification No. of above person

- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  Delaware
- ----------------------------------------------------------------------------

                 7)   Sole Voting Power

                      119,499 (See footnote 1 in Item 5)
                ------------------------------------------------------------
   Number
     of          8)   Shared Voting Power
   Shares
Beneficially          0
   Owned        ------------------------------------------------------------
    by
   Each          9)   Sole Dispositive Power
 Reporting
  Person              119,499 (See footnote 1 in Item 5)
   With         ------------------------------------------------------------

                 10)  Shared Dispositive Power

                      0
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  119,499

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              less than 1%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              PN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 11 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1)       Name of Reporting Persons: Ellmore C. Patterson
                                              Partners
                   S.S. or I.R.S. Identification No. of above person

- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /x/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  Delaware
- ----------------------------------------------------------------------------

                 7)   Sole Voting Power

                      71,054
                ------------------------------------------------------------
   Number
     of          8)   Shared Voting Power
   Shares
Beneficially          0
   Owned        ------------------------------------------------------------
    by
   Each          9)   Sole Dispositive Power
 Reporting
  Person              71,054
   With         ------------------------------------------------------------

                 10)  Shared Dispositive Power

                      0
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  71,054

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              less than 1%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              PN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 12 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1)       Name of Reporting Persons: Swartz Family Partnership
                                              L.P.
                   S.S. or I.R.S. Identification No. of above person

- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  Delaware
- ----------------------------------------------------------------------------

                 7)  Sole Voting Power

                      0
                 -----------------------------------------------------------
   Number
     of          8)   Shared Voting Power
   Shares
Beneficially          2,958,403
   Owned         -----------------------------------------------------------
    by
   Each          9)   Sole Dispositive Power
 Reporting
  Person              0
   With          -----------------------------------------------------------

                 10)  Shared Dispositive Power

                      2,958,403
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  2,598,403

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              9.17%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              PN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 13 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1)       Name of Reporting Persons:  James W. Breyer
                   S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  USA
- ----------------------------------------------------------------------------

                  7)  Sole Voting Power

                      0
                  ----------------------------------------------------------
   Number
     of           8)   Shared Voting Power
   Shares
Beneficially           3,077,902
   Owned          ----------------------------------------------------------
    by
   Each           9)   Sole Dispositive Power
 Reporting
  Person               0
   With           ----------------------------------------------------------

                  10)  Shared Dispositive Power

                       3,077,902
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  3,077,902

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              9.54%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              IN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 14 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1)       Name of Reporting Persons:  Luke B. Evnin
                   S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  USA
- ----------------------------------------------------------------------------

                  7)  Sole Voting Power

                      0
                  ----------------------------------------------------------
   Number
     of           8)   Shared Voting Power
   Shares
Beneficially           2,958,403
   Owned          ----------------------------------------------------------
    by
   Each           9)   Sole Dispositive Power
 Reporting
  Person               0
   With           ----------------------------------------------------------

                  10)  Shared Dispositive Power

                       2,958,403
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  2,958,403

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              9.17%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              IN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 15 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1)       Name of Reporting Persons:  Donald A. Gooding
                   S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  USA
- ----------------------------------------------------------------------------

                  7)  Sole Voting Power

                      600
                  ----------------------------------------------------------
   Number
     of           8)   Shared Voting Power
   Shares
Beneficially           3,077,902
   Owned          ----------------------------------------------------------
    by
   Each           9)   Sole Dispositive Power
 Reporting
  Person               600
   With           ----------------------------------------------------------

                  10)  Shared Dispositive Power

                       3,077,902
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  3,078,502

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              9.54%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              IN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 16 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1) Name of Reporting Persons: Paul H. Klingenstein S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  USA
- ----------------------------------------------------------------------------

                  7)  Sole Voting Power

                      0
                  ----------------------------------------------------------
   Number
     of           8)   Shared Voting Power
   Shares
Beneficially           3,077,902
   Owned          ----------------------------------------------------------
    by
   Each           9)   Sole Dispositive Power
 Reporting
  Person               0
   With           ----------------------------------------------------------

                  10)  Shared Dispositive Power

                       3,077,902
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  3,077,902

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              9.54%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              IN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 17 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1) Name of Reporting Persons: Arthur C. Patterson S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  USA
- ----------------------------------------------------------------------------

                  7)  Sole Voting Power

                      71,054
                  ----------------------------------------------------------
   Number
     of           8)   Shared Voting Power
   Shares
Beneficially           3,139,267
   Owned          ----------------------------------------------------------
    by
   Each           9)   Sole Dispositive Power
 Reporting
  Person               71,054
   With           ----------------------------------------------------------

                  10)  Shared Dispositive Power

                       3,139,267
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  3,210,321

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              9.95%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              IN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 18 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1)       Name of Reporting Persons:  G. Carter Sednaoui
                   S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  USA
- ----------------------------------------------------------------------------

                  7)  Sole Voting Power

                      600
                  ----------------------------------------------------------
   Number
     of           8)   Shared Voting Power
   Shares
Beneficially           2,957,803
   Owned          ----------------------------------------------------------
    by
   Each           9)   Sole Dispositive Power
 Reporting
  Person               600
   With           ----------------------------------------------------------

                  10)  Shared Dispositive Power

                       2,957,803
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  2,958,403

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              9.17%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              IN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 19 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1)       Name of Reporting Persons:  James R. Swartz
                   S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  USA
- ----------------------------------------------------------------------------

                  7)  Sole Voting Power

                      0
                  ----------------------------------------------------------
   Number
     of           8)   Shared Voting Power
   Shares
Beneficially           3,139,267
   Owned          ----------------------------------------------------------
    by
   Each           9)   Sole Dispositive Power
 Reporting
  Person               0
   With           ----------------------------------------------------------

                  10)  Shared Dispositive Power

                       3,139,267
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  3,139,267

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              9.73%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              IN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 20 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1)       Name of Reporting Persons: New Enterprise Associates
                                              V, Limited Partnership
                   S.S. or I.R.S. Identification No. of above person
- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  Delaware
- ----------------------------------------------------------------------------

                  7)  Sole Voting Power

                      0
                  ----------------------------------------------------------
   Number
     of           8)   Shared Voting Power
   Shares
Beneficially           3,299,698
   Owned          ----------------------------------------------------------
    by
   Each           9)   Sole Dispositive Power
 Reporting
  Person               0
   With           ----------------------------------------------------------

                  10)  Shared Dispositive Power

                       3,299,698
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  3,299,698

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              10.01%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              PN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 21 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1)       Name of Reporting Persons: NEA Partners V,
                                              Limited Partnership
                   S.S. or I.R.S. Identification No. of above person

- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  Delaware
- ----------------------------------------------------------------------------

                  7)  Sole Voting Power

                      0
                  ----------------------------------------------------------
   Number
     of           8)   Shared Voting Power
   Shares
Beneficially           3,229,698
   Owned          ----------------------------------------------------------
    by
   Each           9)   Sole Dispositive Power
 Reporting
  Person               0
   With           ----------------------------------------------------------

                  10)  Shared Dispositive Power

                       3,229,698
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  3,229,698

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              10.01%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              PN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 22 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1) Name of Reporting Persons: Frank A. Bonsal, Jr. S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  USA
- ----------------------------------------------------------------------------

                  7)  Sole Voting Power

                      0
                  ----------------------------------------------------------
   Number
     of           8)   Shared Voting Power
   Shares
Beneficially           3,229,698
   Owned          ----------------------------------------------------------
    by
   Each           9)   Sole Dispositive Power
 Reporting
  Person               0
   With           ----------------------------------------------------------

                  10)  Shared Dispositive Power

                       3,229,698
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  3,229,698

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              10.01%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              IN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 23 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1)       Name of Reporting Persons:  Nancy L. Dorman
                   S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  USA
- ----------------------------------------------------------------------------

                  7)  Sole Voting Power

                      0
                  ----------------------------------------------------------
   Number
     of           8)   Shared Voting Power
   Shares
Beneficially           3,229,698
   Owned          ----------------------------------------------------------
    by
   Each           9)   Sole Dispositive Power
 Reporting
  Person               0
   With           ----------------------------------------------------------

                  10)  Shared Dispositive Power

                       3,229,698
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  3,229,698

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              10.01%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              IN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 24 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1) Name of Reporting Persons: C. Richard Kramlich S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  USA
- ----------------------------------------------------------------------------

                  7)  Sole Voting Power

                      0
                  ----------------------------------------------------------
   Number
     of           8)   Shared Voting Power
   Shares
Beneficially           3,229,698
   Owned          ----------------------------------------------------------
    by
   Each           9)   Sole Dispositive Power
 Reporting
  Person               0
   With           ----------------------------------------------------------

                  10)  Shared Dispositive Power

                       3,229,698
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  3,229,698

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              10.01%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              IN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 25 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1)       Name of Reporting Persons:  Arthur J. Marks
                   S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  USA
- ----------------------------------------------------------------------------

                  7)  Sole Voting Power

                      0
                  ----------------------------------------------------------
   Number
     of           8)   Shared Voting Power
   Shares
Beneficially           3,229,698
   Owned          ----------------------------------------------------------
    by
   Each           9)   Sole Dispositive Power
 Reporting
  Person               0
   With           ----------------------------------------------------------

                  10)  Shared Dispositive Power

                       3,229,698
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  3,229,698

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              10.01%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              IN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 26 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1) Name of Reporting Persons: Thomas C. McConnell S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  USA
- ----------------------------------------------------------------------------

                  7)  Sole Voting Power

                      0
                  ----------------------------------------------------------
   Number
     of           8)   Shared Voting Power
   Shares
Beneficially           3,229,698
   Owned          ----------------------------------------------------------
    by
   Each           9)   Sole Dispositive Power
 Reporting
  Person               0
   With           ----------------------------------------------------------

                  10)  Shared Dispositive Power

                       3,229,698
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  3,229,698

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              10.01%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              IN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 27 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1) Name of Reporting Persons: Charles W. Newhall III S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  USA
- ----------------------------------------------------------------------------

                  7)  Sole Voting Power

                      0
                  ----------------------------------------------------------
   Number
     of           8)   Shared Voting Power
   Shares
Beneficially           3,229,698
   Owned          ----------------------------------------------------------
    by
   Each           9)   Sole Dispositive Power
 Reporting
  Person               0
   With           ----------------------------------------------------------

                  10)  Shared Dispositive Power

                       3,229,698
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  3,229,698

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              10.01%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              IN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 28 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1) Name of Reporting Persons: Menlo Ventures IV, L.P. S.S. or I.R.S. Identification No. of above person

- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  California
- ----------------------------------------------------------------------------

                  7)  Sole Voting Power

                      2,563,031 (See footnote 1 in Item 5)
                  ----------------------------------------------------------
   Number
     of           8)   Shared Voting Power
   Shares
Beneficially           0
   Owned          ----------------------------------------------------------
    by
   Each           9)   Sole Dispositive Power
 Reporting
  Person               2,563,031 (See footnote 1 in Item 5)
   With           ----------------------------------------------------------

                  10)  Shared Dispositive Power

                       0
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  2,563,031

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              7.95%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              PN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 29 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1) Name of Reporting Persons: Menlo Evergreen V, L.P. S.S. or I.R.S. Identification No. of above person

- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  California
- ----------------------------------------------------------------------------

                  7)  Sole Voting Power

                      666,667 (See footnote 1 in Item 5)
                  ----------------------------------------------------------
   Number
     of           8)   Shared Voting Power
   Shares
Beneficially           0
   Owned          ----------------------------------------------------------
    by
   Each           9)   Sole Dispositive Power
 Reporting
  Person               666,667 (See footnote 1 in Item 5)
   With           ----------------------------------------------------------

                  10)  Shared Dispositive Power

                       0
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  666,667

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              2.06%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              PN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 30 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1) Name of Reporting Persons: MV Management IV, L.P. S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  California
- ----------------------------------------------------------------------------

                  7)  Sole Voting Power

                      3,229,698 (See footnote 1 in Item 5)
                  ----------------------------------------------------------
   Number
     of           8)   Shared Voting Power
   Shares
Beneficially           0
   Owned          ----------------------------------------------------------
    by
   Each           9)   Sole Dispositive Power
 Reporting
  Person               3,229,698 (See footnote 1 in Item 5)
   With           ----------------------------------------------------------

                  10)  Shared Dispositive Power

                       0
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  3,229,698

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              10.01%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              PN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 31 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1)       Name of Reporting Persons:  Thomas H. Bredt
                   S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  USA
- ----------------------------------------------------------------------------

                  7)  Sole Voting Power

                      0
                  ----------------------------------------------------------
   Number
     of           8)   Shared Voting Power
   Shares
Beneficially           3,229,698
   Owned          ----------------------------------------------------------
    by
   Each           9)   Sole Dispositive Power
 Reporting
  Person               0
   With           ----------------------------------------------------------

                  10)  Shared Dispositive Power

                       3,229,698
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  3,229,698

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              10.01%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              IN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 32 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1)       Name of Reporting Persons:  John W. Jarve
                   S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  USA
- ----------------------------------------------------------------------------

                  7)  Sole Voting Power

                      0
                  ----------------------------------------------------------
   Number
     of           8)   Shared Voting Power
   Shares
Beneficially           3,229,698
   Owned          ----------------------------------------------------------
    by
   Each           9)   Sole Dispositive Power
 Reporting
  Person               0
   With           ----------------------------------------------------------

                  10)  Shared Dispositive Power

                       3,229,698
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  3,229,698

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              10.01%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              IN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 33 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1) Name of Reporting Persons: Douglas C. Carlisle S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  USA
- ----------------------------------------------------------------------------

                  7)  Sole Voting Power

                      0
                  ----------------------------------------------------------
   Number
     of           8)   Shared Voting Power
   Shares
Beneficially           3,229,698
   Owned          ----------------------------------------------------------
    by
   Each           9)   Sole Dispositive Power
 Reporting
  Person               0
   With           ----------------------------------------------------------

                  10)  Shared Dispositive Power

                       3,229,698
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  3,229,698

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              10.01%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              IN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 34 of 47 pages)

CUSIP NO. 918096 10 8                    13D


          1) Name of Reporting Persons: H. DuBose Montgomery S.S. or I.R.S. Identification No. of above person


- ----------------------------------------------------------------------------

          2)       Check the Appropriate Box if a Member of a Group*
          (a)      / /
                         ---------------------------------------------------
          (b)      /X/
                         ---------------------------------------------------
- ----------------------------------------------------------------------------

          3)       SEC Use Only
                                --------------------------------------------
- ----------------------------------------------------------------------------
          4)       Source of Funds* : 00
- ----------------------------------------------------------------------------
          5)       / /     Check if Disclosure of Legal Proceedings is
                           Required Pursuant to Items 2(d) or 2(e)
- ----------------------------------------------------------------------------

          6)       Citizenship or Place of Organization:  USA
- ----------------------------------------------------------------------------

                  7)  Sole Voting Power

                      0
                  ----------------------------------------------------------
   Number
     of           8)   Shared Voting Power
   Shares
Beneficially           3,229,698
   Owned          ----------------------------------------------------------
    by
   Each           9)   Sole Dispositive Power
 Reporting
  Person               0
   With           ----------------------------------------------------------

                  10)  Shared Dispositive Power

                       3,229,698
- ----------------------------------------------------------------------------

         11)  Aggregate Amount Beneficially Owned by Each
              Reporting Person:  3,229,698

- ----------------------------------------------------------------------------
         12)  / /  Check if the Aggregate Amount in Row (11)
                   Excludes Certain Shares*
- ----------------------------------------------------------------------------

         13)  Percent of Class Represented by amount in Row (11):
              10.01%
- ----------------------------------------------------------------------------

         14)  Type of Reporting Person*

              IN
- ----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                             (Page 35 of 47 pages)

CUSIP NO. 918096 10 8                    13D


EXPLANATORY NOTE:

         As a result of executing the Stockholder Option, Voting and Proxy Agreement dated as of April 29, 1996 (the "Agreement") with MFS Communications Company, Inc., a Delaware corporation (the "Parent") and MFS Global Internet Services, Inc., a Delaware corporation and a wholly-owned subsidiary of MFS (the "Sub"), the Reporting Persons may be deemed, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to have formed a "group" with the Parent and Sub. The Reporting Persons understand that the Parent and Sub will file a separate Statement on Schedule 13D with respect to the proposed transactions.

         The information regarding the Parent and Sub contained in this Statement on Schedule 13D is provided to the best knowledge of the Reporting Persons and, unless otherwise indicated, is based on information provided to the Reporting Persons by the Parent and Sub.

Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to shares of Common
Stock, $.001 par value per share (the "Shares") of UUNET Technologies, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3060 Williams Drive, Fairfax, Virginia 22031.

Item 2.  Identity and Background.

(i) The following information is given with respect to each Reporting Person which is a corporation, general partnership or limited partnership:

MICROSOFT CORPORATION

         Microsoft Corporation is organized under the laws of the State of Washington and is in the business of computer software. Its principal business address is One Microsoft Way, Redmond, Washington 98052.


ACCEL IV L.P., ACCEL IV ASSOCIATES L.P., ACCEL KEIRETSU L.P., ACCEL INVESTORS '93 L.P., ELLMORE C. PATTERSON PARTNERS AND THE SWARTZ FAMILY PARTNERSHIP

         Accel IV L.P., Accel IV Associates L.P., Accel Keiretsu L.P., Accel Investors '93 L.P., Ellmore C. Patterson Partners and the Swartz Family Partnership are organized under the laws of the State of Delaware and are venture capital funds (or manage such funds). Their principal business address is One Embarcadero Center, Suite 3820, San Francisco, California 94111.





                             (Page 36 of 47 pages)

CUSIP NO. 918096 10 8                    13D


NEW ENTERPRISE ASSOCIATES V, LIMITED PARTNERSHIP AND NEA PARTNERS V, LIMITED PARTNERSHIP

         New Enterprise Associates V, Limited Partnership and NEA Partners V, Limited Partnership are organized under the laws of the State of Delaware and are venture capital funds (or manage such funds). Their principal business address is 1119 St. Paul Street, Baltimore, Maryland 21202.


MENLO VENTURES IV, L.P., MENLO EVERGREEN V, L.P. AND MV MANAGEMENT IV, L.P.

         Menlo Ventures IV, L.P., Menlo Evergreen V, L.P. and MV Management IV, L.P. are organized under the laws of the State of California and are venture capital funds (or manage such funds). Their principal business address is 3000 Sand Hill Road, Building 4, Suite 100, Menlo Park, California 94025.


PARENT AND SUB

         Parent is organized under the laws of the State of Delaware, and its principal business address is 3555 Farnam Street, 2nd Floor, Omaha, Nebraska 68131. The Parent is engaged in the business of providing telecommunications services.

         Sub is organized under the laws of the State of Delaware, and its principal business address is 3555 Farnam Street, 2nd Floor, Omaha, Nebraska 68131. The Sub was organized for the purpose of consummating the transaction contemplated under the Agreement of Merger (as defined below).


ADDITIONAL ITEM 2 INFORMATION REGARDING EACH ENTITY NAMED ABOVE

         None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, the Parent or Sub has been convicted in any criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

         None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, the Parent or Sub has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.





                             (Page 37 of 47 pages)

CUSIP NO. 918096 10 8                    13D


(ii)     The following information is given in response to requirements (a),
         (b) and (c) of Item 2 with respect to each Reporting Person who is a natural person:

JOHN W. SIDGMORE

(a)      John W. Sidgmore
(b)      3060 Williams Drive, Fairfax, Virginia, 22031
(c)      Chief Executive Officer and Director of Issuer

RICHARD L. ADAMS, JR.

(a)      Richard L. Adams, Jr.
(b)      3060 Williams Drive, Fairfax, Virginia, 22031
(c)      Chairman of the Board of Directors and Chief Technical Officer of
         Issuer

DANIEL C. LYNCH

(a)      Daniel C. Lynch
(b)      25660 La Lanne Court, Los Altos, California 94022
(c)      Chairman of the Board of Director of Cybercash, Inc. and Director of
         Issuer

LES B. STRAUSS

(a)      Les B. Strauss
(b) c/o PictureTel Corporation, The Tower at Northwoods, 222 Rosewood Drive, Danvers, Massachusetts 01923
(c)      Chief Financial Officer of PictureTel Corporation and Director of
         Issuer

GENERAL PARTNERS OF ACCEL IV L.P., ACCEL IV ASSOCIATES L.P., ACCEL KEIRETSU L.P., ACCEL INVESTORS '93 L.P., ELLMORE C. PATTERSON PARTNERS and Swartz Family Partnership

(a) James W. Breyer, Luke B. Evnin, Donald A. Gooding, Paul H. Klingenstein, Arthur C. Patterson, G. Carter Sednaoui and James R. Swartz are general partners of the above captioned entities or general partners of general partners of such entities.
(b)      One Embarcadero Center, Suite 3820, San Francisco, California 94111.
(c)      Principal Occupation:  Venture Capital

GENERAL PARTNERS OF NEA PARTNERS V, LIMITED PARTNERSHIP

(a) Frank A. Bonsal, Jr., Nancy L. Dorman, C. Richard Kramlich, Arthur J. Marks, Thomas C. McConnell and Charles W. Newhall III are general partners of NEA Partners V, Limited Partnership, which is the general partner of New Enterprise Associates V, Limited Partnership.
(b) The address of the principal business of office of Messrs. Bonsal, Marks, Newhall and Ms. Dorman is 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the





                             (Page 38 of 47 pages)

CUSIP NO. 918096 10 8                    13D


         principal business office for Messrs. Kramlich and McConnell is 2490 Sand Hill Road, Menlo Park, California 94025.

(c)      Principal Occupation: Venture Capital

GENERAL PARTNERS OF MV MANAGEMENT IV, L.P.

(a) Thomas H. Bredt, John W. Jarve, Douglas C. Carlisle and H. DuBose Montgomery are general partners of MV Management IV, L.P. which is the general partner of Menlo Ventures IV, L.P. and Menlo Evergreen IV, L.P.
(b)      3000 Sand Hill Road, Building 4, Suite 100, Menlo Park, California
         94025
(c)      Principal Occupation:  Venture Capital

ADDITIONAL INFORMATION IN RESPONSE TO REQUIREMENTS (D), (E) AND (F) OF ITEM 2 REGARDING EACH INDIVIDUAL NAMED ABOVE

         None of the Reporting Persons has been convicted in any criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

         None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Each of the Reporting Persons named above is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         All shares beneficially owned by each of the Reporting Persons were previously acquired and (except as specifically set forth in Item 5 with respect to Shares subject to options) have been paid for in full.

Item 4.  Purpose of Transaction.

         On April 29, 1996, the Reporting Persons entered into the
Agreement. Pursuant to the terms of the Agreement each Reporting Person granted the Parent an option (the "Option") to purchase all of the Shares held by such Reporting Person on the date of exercise of the Option (19,580,725 Shares as of the date of the Agreement representing approximately 61% of the Shares outstanding as of the date the Agreement) at a per Share purchase price of (i) 1.777776 shares of Parent Common Stock, subject to certain adjustments, and (ii) the associated rights under Parent's Rights Agreement (the "Rights Plan") dated September 30, 1995 between parent and Continental Stock Transfer & Trust. In addition, each Reporting Person has agreed to vote in favor of the transactions contemplated by the Agreement of Merger.





                             (Page 39 of 47 pages)

CUSIP NO. 918096 10 8                    13D



         The purpose of the transactions under the Agreement is to enable Parent to consummate the transactions contemplated under the Agreement and Plan of Merger (the "Agreement of Merger") dated as of April 29, 1996 by and among the Issuer, the Parent and the Sub. Pursuant to the terms of the Agreement of Merger, the Sub will merge (the "Merger") with and into the Issuer, and the Issuer will be the surviving corporation.

         Pursuant to the Agreement, the Parent has the right to acquire all of the Shares beneficially owned by the Reporting Persons in exchange for shares of Parent Common Stock and associated rights under the Parent's Rights Plan in exchange for shares of Parent Common Stock.

         Upon consummation of the Merger, the Shares would cease to be authorized to be quoted on the Nasdaq National Market and would become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         Except as otherwise set forth in the Agreement of Merger, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, the Parent has any present plans or proposals which relate to or would result in
(i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing the Shares to cease to be authorized to be quoted on the National Market System of the National Association of Securities Dealers Automated Quotation System; (ix) the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those actions set forth in this Paragraph.

Item 5.  Interest in Securities of the Issuer.

         The following table sets forth the number of shares beneficially owned by each of the Reporting Persons as of April 29, 1996.

                                                                  NUMBER OF
                                                                   SHARES
                        STOCKHOLDER                                 OWNED                 NATURE OF OWNERSHIP
- ----------------------------------------------------------    -----------------   -------------------------------------
 John W. Sidgmore                                                1,138,127(2)       Sole voting and dispositive power(1)
 Richard L. Adams, Jr.                                           4,703,375(3)       Sole voting and dispositive power(1)
 Daniel C. Lynch                                                    67,490(4)       Sole voting and dispositive power(1)
 Les B. Strauss                                                     82,105(5)       Sole voting and dispositive power(1)





                            (Page 40 of 47 pages)

CUSIP NO. 918096 10 8                    13D


                                                                  NUMBER OF
                                                                   SHARES
                        STOCKHOLDER                                 OWNED                 NATURE OF OWNERSHIP
- ----------------------------------------------------------    -----------------   -------------------------------------
 Microsoft Corporation                                            4,164,000         Sole voting and dispositive power(1)
 Accel IV L.P.                                                    2,958,403         Sole voting and dispositive power(1)
 Accel IV Associates L.P.                                         2,958,403         Sole voting and dispositive power(1)
 Accel Keiretsu L.P.                                                 61,365         Sole voting and dispositive power
 Accel Investors '93 L.P.                                           119,499         Sole voting and dispositive power(1)
 Ellmore C. Patterson
 Partners                                                            71,054         Sole voting and dispositive power
 Swartz Family                                                    2,958,403         Shared voting and dispositive power
 Partnership
 James W. Breyer                                                  3,077,902         Shared voting and dispositive power
 Luke B. Evnin                                                    2,958,403         Shared voting and dispositive power
 Donald A. Gooding                                                      600         Sole voting and dispositive power
 Donald A. Gooding                                                3,077,902         Shared voting and dispositive power
 Paul H. Klingenstein                                             3,077,902         Shared voting and dispositive power
 Arthur C. Patterson                                                 71,054         Sole voting and dispositive power
 Arthur C. Patterson                                              3,139,267         Shared voting and dispositive power
 G. Carter Sednaoui                                                     600         Sole voting and dispositive power
 G. Carter Sednaoui                                               2,957,803         Shared voting and dispositive power
 James R. Swartz                                                  3,139,267         Shared voting and dispositive power
 New Enterprise Associates                                        3,229,698         Shared voting and dispositive power
 V Limited Partnership
 NEA Partners V, Limited                                          3,229,698         Shared voting and dispositive power
 Partnership
 Frank A. Bonsal, Jr.                                             3,229,698         Shared voting and dispositive power
 Nancy L. Dorman                                                  3,229,698         Shared voting and dispositive power
 C. Richard Kramlich                                              3,229,698         Shared voting and dispositive power
 Arthur J. Marks                                                  3,229,698         Shared voting and dispositive power
 Thomas C. McConnell                                              3,229,698         Shared voting and dispositive power
 Charles W. Newhall III                                           3,229,698         Shared voting and dispositive power
 Menlo Ventures IV, L.P.                                          2,563,031         Sole voting and dispositive power(1)
 Menlo Evergreen V, L.P.                                            666,667         Sole voting and dispositive power(1)
 MV Management IV, L.P.                                           3,229,698         Sole voting and dispositive power(1)
 Thomas H. Bredt                                                  3,229,698         Shared voting and dispositive power
 John W. Jarve                                                    3,229,698         Shared voting and dispositive power
 Douglas C. Carlisle                                              3,229,698         Shared voting and dispositive power





                             (Page 41 of 47 pages)

CUSIP NO. 918096 10 8                    13D


                                                                  NUMBER OF
                                                                   SHARES
                        STOCKHOLDER                                 OWNED                 NATURE OF OWNERSHIP
- ----------------------------------------------------------    -----------------   -------------------------------------
 H. Dubose Montgomery                                            3,229,698          Shared voting and dispositive power

- ---------------------

(1) The beneficial owner has sole voting and dispositive power, subject to the Agreement described in the Explanatory Note on page 36.

(2) Includes 46,672 shares held in trust of which Mr. Sidgmore is the trustor and sole trustee, and 5,500 shares issuable upon exercise of options, all of which are vested.

(3) Includes 3,375 shares issuable pursuant to options, all of which are vested.

(4) Includes 32,490 shares which may be acquired within 60 days of the date hereof pursuant to outstanding options.

(5) Includes 28,543 shares which may be acquired within 60 days of the date hereof pursuant to outstanding options.

                 (b) Pursuant to the Agreement, each Reporting Person has agreed to vote such Reporting Person's Shares at any meeting of the Issuer's stockholders or any adjournment or postponement thereof or pursuant to any consent in lieu of a meeting or otherwise in favor of the Agreement of Merger and against any proposal for any recapitalization, merger (other than the Merger), sale of assets or other business combination between the Issuer and person or entity (other than Parent or Sub) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Agreement of Merger or which would result in any conditions to the Agreement or Merger not being fulfilled.

                 (c) No transactions in the Shares have been affected during the past 60 days by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships among the Reporting Persons and the Parent and the Sub (or any other agreements among any of them relating to the Merger) except as referred to or described in this Statement on Schedule 13D.





                             (Page 42 of 47 pages)

CUSIP NO. 918096 10 8                    13D



Item 7.  Material to be Filed as Exhibits.

Exhibit 1                 Agreement of Joint Filing

Exhibit 2 Powers of Attorney for Accel IV L.P., Accel IV Associates L.P., Accel Keiretsu L.P., Accel Investors '93 L.P., Ellmore C. Patterson Partners and the Swartz Family Partnership (incorporated by reference to Statement on Schedule 13G filed with the Securities and Exchange Commission on February 13, 1996 for UUNET Technologies, Inc.)

Exhibit 3                 Powers of Attorney for James W. Breyer, Luke B.
                          Evnin, Donald A. Gooding, Paul H. Klingenstein, Arthur C. Patterson, G. Carter Sednaoui and James R. Swartz (incorporated by reference to Statement on Schedule 13G filed with the Securities and Exchange Commission on February 13, 1996 for UUNET Technologies, Inc.)

Exhibit 4 Powers of Attorney for New Enterprise Associates V, Limited Partnership and NEA Partners V, Limited Partnership (incorporated by reference to Statements on Schedule 13G filed with the Securities and Exchange Commission for Advanced Inverventional Systems Inc. and Acuity Imaging, Inc. dated February 13, 1992 and February 13, 1995, respectively)

Exhibit 5                 Powers of Attorney for Frank A. Bonsal, Jr., Nancy L.
                          Dorman, C. Richard Kramlich, Arthur J. Marks, Thomas
                          C.  McConnell and Charles W. Newhall III
                          (incorporated by reference to Statements on Schedule 13G filed with the Securities and Exchange Commission for Advanced Inverventional Systems Inc. and Acuity Imaging, Inc. dated February 13, 1992 and February 13, 1995, respectively)

Exhibit 6                 Power of Attorney for Thomas H. Bredt

Exhibit 7                 Power of Attorney for H. DuBose Montgomery

Exhibit 8                 Agreement and Plan of Merger dated April 29, 1996

Exhibit 9                 Stockholder Option, Voting and Proxy Agreement dated
                          April 29, 1996






                             (Page 43 of 47 pages)

CUSIP NO. 918096 10 8                    13D



                                  SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: May 8, 1996

                                           /s/ JOHN W. SIDGMORE
                                           ----------------------------------
                                           John W. Sidgmore


                                           /s/ RICHARD L. ADAMS, JR.
                                           ----------------------------------
                                           Richard L. Adams, Jr.


                                           /s/ DANIEL C. LYNCH
                                           ----------------------------------
                                           Daniel C. Lynch


                                           /s/ LES B. STRAUSS
                                           ----------------------------------
                                           Les B. Strauss



                                           MICROSOFT CORPORATION


                                           By: /s/ ROBERT A. ESHELMAN
                                              ------------------------------
                                               Authorized Officer






                            (Page 44 of 47 pages)

CUSIP NO. 918096 10 8                    13D



Entities:

                 Accel IV L.P.
                 Accel Keiretsu L.P.
                 Accel Investors '93 L.P.
                 Ellmore C. Patterson Partners
                 Accel IV Associates L.P.
                 Swartz Family Partnership L.P.



                                           By: /s/ G. CARTER SEDNAOUI
                                               ------------------------------
                                               G. Carter Sednaoui
                                               Attorney-in-fact
                                               for above-listed entities


Individuals:

                 James W. Breyer
                 Luke B. Evnin
                 Donald A. Gooding
                 Paul H. Klingenstein
                 Arthur C. Patterson
                 G. Carter Sednaoui
                 James R. Swartz


                                           By: /s/ G. CARTER SEDNAOUI
                                               ------------------------------
                                               G. Carter Sednaoui
                                               Attorney-in-fact for above-listed
                                               individuals or individually






                            (Page 45 of 47 pages)

CUSIP NO. 918096 10 8                    13D



NEW ENTERPRISE ASSOCIATES V, LIMITED PARTNERSHIP
By:  NEA PARTNERS V, LIMITED PARTNERSHIP

         By:                   *
            --------------------------------
            Charles W. Newhall III
            General Partner


NEA PARTNERS V, LIMITED PARTNERSHIP

By:         *
   -----------------------------------------
   Charles W. Newhall III
   General Partner


            *
- -----------------------------------
Frank A. Bonsal, Jr.


            *
- -----------------------------------
C. Richard Kramlich


            *
- -----------------------------------
Arthur J. Marks


            *
- -----------------------------------
Thomas C. McConnell


            *
- -----------------------------------
Charles W. Newhall III

                                      *By: /s/ NANCY L. DORMAN
                                           ----------------------------------
                                           Nancy L. Dorman, in her individual
                                           capacity and as Attorney-in-Fact

- -------------------------------------------------------------------------------

This Schedule 13D was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13, 1992, in connection with a Schedule 13G for Advanced Inverventional Systems Inc. and on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., which Powers of Attorney are incorporated herein by reference.





                            (Page 46 of 47 pages)

CUSIP NO. 918096 10 8                    13D



MENLO VENTURES IV, L.P.                            MENLO EVERGREEN V, L.P.

By: MV Management IV, L.P.                         By: MV Management IV, L.P.
    its general partner                                its general partner


By: /s/ JOHN W. JARVE                              By: /s/ JOHN W. JARVE
   ----------------------------------------           ----------------------
         General Partner                                  General Partner

MV MANAGEMENT IV, L.P.


By: /s/ JOHN W. JARVE
   ----------------------------------------
         General Partner



              *
- -------------------------------------------
Thomas H. Bredt



/s/ JOHN W. JARVE
- -------------------------------------------
John W. Jarve



/s/ DOUGLAS C. CARLISLE
- -------------------------------------------
Douglas C. Carlisle



              *
- -------------------------------------------
H. DuBose Montgomery

                                                * By: /s/ JOHN W. JARVE
                                                     ----------------------
                                                     John W. Jarve as attorney-
                                                     in-fact for Thomas H.
                                                     Bredt and H. DuBose
                                                     Montgomery







                            (Page 47 of 47 pages)